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                             August 31, 2022

       Heng Fai Ambrose Chan
       Chief Executive Officer
       Impact BioMedical, Inc.
       275 Wiregrass Pkwy
       West Henrietta, NY 14586

                                                        Re: Impact BioMedical,
Inc.
                                                            Amendment No. 5 to
Registration Statement on Form S-1
                                                            Filed August 24,
2022
                                                            File No. 333-253037

       Dear Mr. Chan:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 11, 2022 letter.

       Amendment No. 5 to Form S-1 filed August 24, 2022

       Summary
       Business Overview, page 2

   1. We note your revisions in response to our prior comment 3. Your summary should provide a brief and
balanced discussion of the most material aspects of your company and your offering. If the
products described in the last paragraph of this section are not of substantive material
impact to your business, please revise to remove this information from the Summary and
instead disclose it in the Business section.
   2. We have reviewed your revisions in response to our prior comment 4 and reissue. There are still statements of
efficacy throughout your disclosure. We note, for example only and
 Heng Fai Ambrose Chan
Impact BioMedical, Inc.
August 31, 2022
Page 2
         without limitation, several statements throughout your prospectus stating that your products have "potential effects," including "Equivir/Nemovir . . . ha[s] potential antiviral effects" on page 4 and "Natural compounds used in the Linebacker platform may have potential in treating and preventing a range of diseases by inhibiting" on page
         20. Statements related to efficacy are within the sole authority of the FDA. Please revise your disclosure to remove any conclusion or suggestion that your product candidate is effective and instead refer to the relevant objective data from your clinical trials or studies that relate to your product candidate's performance.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Fiscal Year Ended December 31, 2021, compared to Year December 31, 2020
Income tax benefit, page 24

3. We note from your response to prior comment 5 that you considered the reversal of deferred tax liabilities (intangible assets) as sufficient positive evidence that a full valuation allowance is not needed. It is unclear how you concluded that the reversal of a deferred tax liability was considered sufficient positive evidence that there would be sufficient taxable income in future periods to offset net operating losses. Please provide us with your supporting deferred tax valuation analysis under ASC paragraphs 740-10-30-
         16 to 25.
Business, page 27

4. We have reviewed your revisions in response to our prior comment 6 and reissue in part.
         Please provide support for the statement that "Use of Laetose in a daily diet, compared to sugar, could potentially result in less sugar consumption and lower glycemic index/load."
         In this regard, disclose whether this information is based upon management s belief, industry data, reports/articles or any other source. If the statement is based upon management s belief, please indicate that this is the case and include an explanation for the basis of such belief. Alternatively, if the information is based upon reports or articles, please provide citation to the documents.
Financial
FirstNameStatements,  page Fai
           LastNameHeng    F-1 Ambrose Chan
Comapany
5.          NameImpact
       Please update yourBioMedical,  Inc.
                          financial statements and related disclosures
throughout your filing to
Augustcomply   with
        31, 2022    Rule
                 Page 2 8-08 of Regulation S-X.
FirstName LastName
 Heng Fai Ambrose Chan
FirstName LastNameHeng
Impact BioMedical, Inc. Fai Ambrose Chan
Comapany
August 31, NameImpact
           2022        BioMedical, Inc.
August
Page 3 31, 2022 Page 3
FirstName LastName
       You may contact Eric Atallah at 202-551-3663 or Mary Mast at 202-551-3613 if you
have questions regarding comments on the financial statements and related matters. Please contact Jordan Nimitz at 202-551-5831 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Life
Sciences
cc:      Darrin M. Ocasio, Esq.